UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 February 3, 2010
Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Weizmann Science Park
Building 22, 2nd Floor
Ness-Ziona 76100, Israel
+972 (8) 938-7505

 (Address and telephone number of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                            Form 40-F   ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by way of reference herein is a press release issued by the registrant and entitled: "Nova Measuring Instruments Ltd. Announces Proposed Follow-On Public Offering".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD.
(Registrant)
By:	/s/ Dror David
Dror David
Chief Financial Officer

Date: February 3, 2010

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il E-mail: http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Israel Tel: +1-646-201-9246 nova@ccgisrael.com

Nova Measuring Instruments Ltd. Announces Proposed Follow-On Public Offering

Rehovot, Israel –February 3, 2010 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a provider of leading edge stand alone metrology and a market leader of integrated metrology solutions to the semiconductor process control market, today announced the proposed follow-on public offering of its ordinary shares. The offering price of the ordinary shares will be determined by market and other conditions at the time of pricing in consultation with the underwriters of the offering.  The Company expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the ordinary shares offered in the public offering to cover over-allotments, if any.  The offering is expected to price before 9:30 a.m. EST on Thursday, February 4, 2010.

The ordinary shares are being offered pursuant to a shelf registration statement on Form F-3, as amended, which was previously filed with and declared effective by the Securities and Exchange Commission.

Needham & Company, LLC is acting as sole book-running manager and Roth Capital Partners, LLC is acting as co-manager in connection with the offering.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities referred to herein, nor shall there be any sale of these securities in any state or jurisdiction, foreign or domestic, in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Investors are advised to carefully consider the investment objectives, risks and expenses of Nova before investing. The prospectus, dated January 4, 2010, and the preliminary prospectus supplement, dated February 3, 2010, contain certain information about the proposed offering and Nova and should be read carefully before investing.  A final prospectus supplement describing the terms of the offering will be filed with the SEC and forms a part of the effective registration statement.  The offering may be made only by means of a prospectus and a related prospectus supplement.  When available, copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying base prospectus may be obtained from the Securities and Exchange Commission’s web site at http://www.sec.gov, or from Needham & Company, LLC at 445 Park Avenue, New York, NY 10022, or via telephone at (212) 371-8300.

About Nova Measuring Instruments Ltd.
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova Measuring Instruments Ltd. is traded on the NASDAQ & TASE under the symbol NVMI.  Detailed information about Nova Measuring Instruments Ltd. can be found on its website at www.nova.co.il.  The information contained on our website does not form a part of this press release or the proposed offering described above.

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the completion, timing and size of the proposed financing and other statements which are other than statements of historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, but their absence does not mean that a particular statement is not forward-looking. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, among others: the risk that the financing may be delayed or may not occur due to market or other conditions and the satisfaction of customary closing conditions related to the proposed public offering. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in the Company’s other filings with the Securities and Exchange Commission and the prospectus supplement related to the offering. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this press release. All forward-looking statements are based on information currently available to the Company on the date hereof, and the Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.